December 7, 2004





Olivia P. Adler, Esq.
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Re:	Capstone Church Bond Fund (the "Fund")
	Registration Statement on Form N-2
	File Numbers 333-120044; 811-21662
	Filed October 28, 2004


Dear Ms. Adler:

      We have reviewed the filing referenced above, and have the following comments. Unless otherwise noted below, all defined terms have the meanings assigned to them in the prospectus.

General

   	The disclosure indicates that this will be a "best efforts" offering; yet the cover page does not contain the table of information required for best efforts offerings by Instruction 5 to
Item 1.1(g) of Form N-2. Please include the disclosure required by
Instruction 5.

   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

	It appears from the disclosure that the Consultant may be a control person of the Fund and, accordingly, that transactions between the Consultant and the Fund may be prohibited under Sections
17(a) and/or 17(d) of the Investment Company Act of 1940 ("1940 Act"). Please clarify the Consultant`s relation to the Fund in light of Section 17.






Prospectus

Fees and Expenses of the Fund

      Please base the percentages of "Annual Fund Operating
Expenses"
on amounts for the current fiscal year, rather than "the Fund`s anticipated expenses during its first fiscal year."

      Please delete "#9" from the Maximum Sales Load line item and the text of note 2 to the fee table.

	Please explain supplementally to us why the organization expenses and offering costs to be paid by the Fund are not included among the expenses shown in the fee table. Alternatively, include these items in the fee table.

      Please clarify that annual operating expenses are shown as a percentage of net assets attributable to common shares.

      Please clarify in note 5 to the fee table that Other
Expenses
are based on estimated amounts for the current fiscal year.

      Please disclose whether the Fund will pay the Consultant for distribution-related expenses.

      In the Example, replace "redemption" with "repurchase."
Also,
move the first sentence of the explanation following the Example to precede the Example.

Summary

The Fund

      The disclosure indicates the Fund will purchase bonds issued by
"other Christian non-profit organizations." Please confirm that bonds issued by organizations other than churches will not count towards the 80% requirement of Rule 35d-1 under the 1940 Act. Please advise supplementally whether the Fund will diversify by religious denomination.

      Please disclose the Fund`s anticipated average portfolio maturity here.

Investment Objectives Policies and Risks

      Will the Fund borrow for leverage? If so, please disclose in this section and disclose the risks of leverage in all prospectus disclosure pertaining to risks of investing in the Fund.

      Please disclose the percentage of Fund assets to be invested in derivatives, and whether income from those investments will be fully taxable. Also summarize the attendant risks in this section.

	Please summarize in this section the risks associated with rising real interest rates.

	Please disclose in this section that the Fund may use hedging techniques, lend portfolio, participate in repurchase agreements and sell securities on a "when issued" and "delayed delivery" basis.

	Share Repurchases

	Please disclose how the Fund intends to comply with the liquidity requirements for interval funds set forth in Rule 23c-
3(b)(9) under the 1940 Act.

	Please replace the term "redemption fee" with "repurchase fee."

	Use of Proceeds

	Please describe the "other operating purposes contemplated by the Prospectus" for which the proceeds from this offering will be used.

Investment Objectives and Policies

	Disclosure in the fee table indicates the Fund may leverage through borrowing, yet the prospectus contains no information regarding the Fund`s leverage policy or strategies, or the risks to common shareholders of leveraging through borrowing or the issuance of preferred shares. Please clarify whether the Fund will leverage, and disclose all attendant risks to common shareholders. In the event the Fund intends to use debt for leverage, include the expenses associated with interest payments on the borrowed funds in the fee table. Also, disclose the maximum percentage of total assets the Fund will borrow.

      The prospectus contains no disclosure regarding the Fund`s credit quality strategy or the anticipated average credit quality of the Fund`s portfolio. Please clarify. If the Fund will invest in below investment grade, or "junk" bonds, please so indicate, and disclose all risks attendant with such securities. Also disclose the percentage of Fund assets to be invested in below investment grade debt.

      Since the average maturity of the Fund`s portfolio will be approximately twenty years, please disclose the enhanced risk of volatility present with securities of longer maturities. Also discuss the interest rates of church bonds in relation to rates on other types of bonds.

      Will the Funds` investments in church mortgage loans count towards the 80% requirement of Rule 35d-1 under the 1940 Act? If so, please advise us supplementally of the legal basis for the Fund`s position. Also, please clarify whether investments in church mortgage loans are riskier than church bonds and, if so, disclose the nature of the enhanced risks.

      The disclosure here indicates the Fund may invest up to 20% of total assets in church mortgage loans and other assets, yet Rule
35d-
1 disclosure in the Summary refers to net assets. Please correct this inconsistency.

      Will the Fund invest in adjustable rate securities? If so, please so disclose, and also disclose all attendant risks.

      Please expand the discussion of the church mortgage bond market to include a more detailed description of the size of the market, availability of new issues and the nature of the secondary market. Disclose who originates the bonds (e.g., will the Fund be engaged in underwriting the Consultant`s securities?), how the bonds are collateralized, the bonds` degree of liquidity and default rates. Also disclose the number of pricing sources and principal underwriters in the market other than the Consultant, as well as the market share of the Consultant.

      It appears from the disclosure that the Consultant is actually an investment adviser or sub-adviser. If so, why is the name "Consultant" used in the disclosure? If the Consultant is not an adviser, why are there asset-level breakpoints in the Consultant`s fee structure? Did the Fund`s board approve the Consultant`s contract? If so, why is the approval process not discussed in the Statement of Additional Information? Clarify that the Consultant will have a conflict of interest in providing ratings analyses for these bonds, and explain what, if anything, will be done to resolve the conflict. Does the Adviser participate at all in portfolio selection?

      Since no income accrues to the Fund on "when issued" and "delayed delivery" transactions prior to the date the Fund takes delivery of the securities, why does the Fund enter into such transactions?

Special Risk Considerations

	Please discuss the risks of default in greater detail. What will the Fund do in the event of default? Are there restrictions on the Fund`s ability to liquidate collateral?

Taxation

	Please clarify whether the Fund has qualified as a regulated investment company under Subchapter M of the Internal Revenue
Code.





Repurchase of Shares

	In the first paragraph of this section, please delete language indicating shareholders will redeem shares and replace it with language indicating the Fund will repurchase shares.

Plan of Distribution

	Please disclose the underwriting fees the Distributor will receive in connection with this offering. Will the Consultant or an affiliate of the adviser be paid a distribution fee? If so, please disclose.

Statement of Additional Information

Investment Restrictions

      Please explain in the narrative the meaning of the phrase
"amounts not exceeding the asset coverage tests established by
Section 18(f) of the 1940 Act or as otherwise permitted by law" as it pertains to the Fund`s fundamental policy on issuing senior securities.

      Please disclose whether the Fund will meet the requirements of
Section 851 of the Internal Revenue Code.

Annual Approval of Investment Advisory Agreement
      This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure. See
Instruction
to Item 18.13 of Form N-2.
Portfolio Transactions
	With whom will the Adviser negotiate transactions for the purchase or sale of securities on behalf of the Fund?
Net Asset Value
	How dependent on the Consultant will the Board be when valuing
Church Mortgage Bonds?
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.


*    *    *    *    *    *





   	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Should you have any questions regarding this letter, please contact me at (202) 942-0686.



						Sincerely,



						Vincent J. Di Stefano
						Attorney

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Ms. Olivia P. Adler
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